                                                                      EXHIBIT 18

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


HOWARD SHAPIRO,                      )
                                     )
                 Plaintiff,          )
                                     )
 - against -                         ) C.A. No. 16588-NC
                                     )
GLEN M. ANTLE, KEITH R. LOBO,        )
RICHARD C. ALBERDING, MICHAEL R.     )
D'AMOUR, YEN-SON HUANG, DAVID K.     )
LAM, WILLIAM A. HASLER, CHARLES D.   )
KISSNER and QUICKTURN DESIGN         )
SYSTEMS, INC.                        )
                                     )
                 Defendants.         )
_____________________________________)


                        AMENDED CLASS ACTION COMPLAINT
                        ------------------------------

     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon information and belief, except for paragraph 3 hereof, which is alleged upon knowledge as follows:

                             NATURE OF THE ACTION
                             --------------------

     1. This is a stockholder's class action lawsuit brought on behalf of the public stockholders of Quickturn Design Systems, Inc. ("Quickturn" or the "Company"). The Individual Defendants, who constitute the Company's Board of Directors, have wrongfully refused to negotiate or appropriately consider a value maximizing proposal for the Company made by Mentor Graphics Corporation ("Mentor"), have impermissibly exploited and expanded anti-takeover defenses to entrench themselves in their positions of control, have infringed upon shareholder voting rights, and have acted unreasonably in relation to any arguable threat posed by Mentor's offer. The actions of the Individual Defendants described below constitute breaches of their fiduciary duties to Quickturn and its shareholders.

     2. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Quickturn.
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     3.   Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

     4. Defendant Quickturn is a corporation duly organized and existing under the laws of the State of Delaware. The Company designs, manufactures, markets and supports system level verification solutions for the design of integrated circuits and electronic systems.

     5. Defendant Glen M. Antle is and was at all relevant times the Chairman of the Board and a director of Quickturn.

     6. Defendant Keith R. Lobo is and was at all relevant times Chief Executive officer, President and a director of Quickturn.

     7. Defendants Richard C. Alberding, Michael R. D'Amour, Yen-Son Huang, David K. Lam, William A. Hasler and Charles D. Kissner are and were at all relevant times directors of Quickturn.

     8. The Individual Defendants named in paragraphs 4 through 7 are in a fiduciary relationship with the plaintiff and the other public stockholders of Quickturn and owe them the highest obligations of good faith, due care, candor and fair dealing.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     10.  This action is properly maintainable as a class action.

     11. The class is so numerous that joinder of all members is impracticable. As of April 30, 1998, there were approximately 17.8 million shares of Quickturn common stock outstanding, owned by shareholders located throughout the country.

     12. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following: (a) whether defendants
                          ----- ----
have breached their fiduciary and other common law

                                      -2-
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duties owed by them to plaintiff and the members of the class; (b) whether defendants are unlawfully impeding a takeover attempt and improperly seeking to entrench themselves in their own positions at the expense of the public shareholders of Quickturn; (c) whether defendants' actions hereinafter described, constitute a breach of their fiduciary duties in response to a legitimate, fully-financed offer to acquire the Company and unlawfully infringe on shareholder rights to self-determination; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     13. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

     14. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

     15. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     16. On or about August 12, 1998, Mentor Graphics Corp. ("Mentor") announced that it had offered to purchase all the outstanding shares of Quickturn's common stock that it did not already own (approximately 97% of the outstanding shares) for $12.125 per share in cash. The offer is fully financed, non-coercive and non-discriminatory. The total value of the proposed transaction is approximately $216 million. In response to this announcement, the price of Quickturn common stock soared over $3.00 per share (or 38%), from its August 11, 1998 closing price of $8.00 per share to $11.03125 per share.

     17. Mentor's President and Chief Executive Officer, Dr. Walden Rhines ("Rhines") presented the offer to defendant Antle at an August 11 late-night meeting. Rhines stated that Mentor would consider increasing its offer based on a due diligence review, if Quickturn permitted one. Antle stated only that he would communicate the offer to the Quickturn board.

     18. Commenting on the proposed transaction, Mentor's Walden Rhines said in a telephone interview that while the proposed transaction would eliminate an existing patent battle between the companies, which would result in savings of $12 million in legal fees alone, the deal made sense independent of the litigation. Although Mentor and Quickturn have discussed merging in the past, they could never reach an agreement, he said.

     19. "We think this is something that is just plain good for the shareholders and the companies," Mr. Rhines said. "I think the joining of the two companies would have tremendous benefits in eliminating customer uncertainty," he said.

     20. Also on August 12, Mentor announced that it was filing with the United States Securities and Exchange commission ("SEC") preliminary materials to solicit agent designations to call a special meeting of the Company's stockholders to replace the current members of Quickturn's Board of Directors.

     21. Quickturn has in place a number of defensive measures including a shareholders rights plan (the "Poison Pill"), which, if properly utilized, would permit the Board to negotiate a favorable transaction.

     22. On or about January 10, 1996, the Quickturn Board approved the adoption of the Poison Pill and declared a dividend of one Preferred Share purchase right (a "Right") for each common share of Quickturn stock outstanding as of the close of business on January 22, 1996. The Rights are distributed and become exercisable for one one-thousandth share of Quickturn's Series A Participating Preferred Stock (the "Series A Preferred") at a price of $50 on the close of business ten days after the earlier of (1) the first date of public announcement that any person (other than Quickturn, any subsidiary of Quickturn or any employee benefit plan of Quickturn or any subsidiary of Quickturn) has acquired or obtained the right to acquire beneficial ownership of 15% or more of Quickturn's common stock (an "Acquiring Person"), or (ii) the publication pursuant to Rule 14-d-2(a) promulgated

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under the Securities Exchange Act of 1934 (the "Exchange Act") of a tender or exchange offer which, if successful, would result in the beneficial acquisition by any person of 15% or more of Quickturn's common stock (the earlier of (i) and (ii) being referred to as the "Distribution Date"). The Rights expire on January 10, 2006, unless earlier redeemed or exchanged by Quickturn.

     23. The primary purpose of the Rights Plan is not to enable the purchase of the Series A Preferred at the greatly inflated price of $50 for each one-thousandth share, but to allow the holder of the Right, under certain circumstances, to purchase shares of Quickturn's or an acquiror's common stock at a deep discount. If and when a person becomes an Acquiring Person, all Rights other than those held by the Acquiring Person "flip-in" and each right becomes exercisable for shares of Quickturn common stock equivalent in value to twice the exercise price of the Right. Thus, for the exercise price of $50, the holder of a Right may purchase Quickturn common stock having a market value of $100. If and when Quickturn engages in a merger or a sale of 50% or more of its assets, the Rights "flip-over" and become exercisable for shares of the acquiror's common stock at the same deep discount price of two for the price of one. Thus, stockholders have no economic incentive to exercise the Rights until a person triggers the "flip-in" and/or "flip-over" provisions by becoming an Acquiring Person.

     24. The Rights are not exercisable for shares of Quickturn's common stock if , prior to any person becoming an Acquiring Person, the Quickturn Board declares that the tender or exchange offer is a "Permitted Offer." Under the Rights Plan as originally adopted, a Permitted Offer is a tender or exchange offer, issued pursuant to Section 14(d) of the Exchange Act, made when "Continuing Directors" are in office, and determined to be, in the opinion of a majority of Continuing Directors, "both adequate and otherwise in the best interests of the Company and its stockholders (taking into account all factors that such Continuing Directors deem relevant)."

     25. Under the original Rights Plan, the Quickturn Board could redeem the Rights, at a redemption price of $.01 per Right, any time prior to the close of business on the earlier of (i) the tenth day following the date of public announcement of the fact than an Acquiring Person has become such, or (ii) January 10, 2006; provided, however, that once a stockholder had become an Acquiring Person, the Rights could be redeemed by the Quickturn Board only if Continuing Directors remained on the

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Board and the redemption was approved by a majority of the Continuing Directors.
Continuing Directors were defined as (i) persons serving on the Quickturn Board prior to the date of the adoption of the Rights Agreement who are not associated or affiliated with an Acquiring Person, or (ii) persons nominated or elected to the Quickturn Board with the approval of the majority of the Continuing
Directors after the date of the adoption of Rights Plan who are not associated or affiliated with an Acquiring Person.

     26.  In addition, Quickturn has not opted out of the protection of 8 Del.
                                                                          ---
C. Section 203. Under the statute, only an unsolicited acquisition offer which
-
results in the purchase of 85% or more of the outstanding shares may be promptly consummated by a second step merger without approval by the incumbent directors.

     27. The Board did not respond to Mentor's offer with any effort to permit due diligence or negotiate a higher offer. Instead, the Board retained Hambrecht & Quist LLC ("H&Q") to serve as its financial advisor, and structured H&Q's fee to create an incentive to opine against the Mentor offer. Pursuant to the terms of the H&Q retainer agreement, H&Q was initially paid $100,000 and received an additional $750,000 upon delivering its initial opinion on Mentor's offer. If Quickturn determines to remain independent and does not recommend an offer for the company before May 14, 1999, H&Q will be paid $1 million, less any fees already paid. H&Q will also be paid an additional $250,000 for giving additional opinions on Mentor's offer or a bid from another party.
Additionally, if Mentor's tender offer or another bid for the Company is successful, then H&Q will be paid 0.75% of the Merger consideration received under the offer. However, if, with the Quickturn Board's blessing, the Company enters into a merger agreement for the acquisition of 50% or more of the Company's securities before May 14, 1999, then H&Q will receive as a fee 1% of the merger consideration received. This fee structure creates a bias to opine against any unsolicited bids for the Company. Accordingly, Quickturn shareholders are unable to rely on the integrity of H&Q's fairness opinion.

     28. On August 24, 1998, the Board announced that it had rejected Mentor's offer and was recommending that the Company's shareholders not tender their shares. The Quickturn Board refused to negotiate or to permit Mentor to conduct any due diligence review of the Company, or to take any

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other action to motivate Mentor to increase its offer or that would maximize value for Quickturn's shareholders.

     29. Additionally, in order to augment its already formidable arsenal of takeover defenses, the Company announced that it was amending its bylaws regarding the procedure for calling a special meeting of stockholders by holders representing at least 10 percent of the votes. The amendment to the bylaws requires that the Board shall set a date for such a meeting not less than 90 days nor more than 100 days after the receipt of a valid request for a meeting. Previously, Quickturn's bylaws provided that a special meeting would be called by holders of 10% or more of the Company's stock. Under that provision, the stockholders calling the meeting could establish the meeting date, constrained only by 8 Del. C. Section 222.
          ---  -

     30. Furthermore, the Company announced that the Board had amended the Rights Plan so that the Rights cannot be redeemed or exchanged and the Rights Plan cannot be amended for a period of 180 days following an annual or special meeting in which a majority of the Board is elected, if such a redemption, amendment or exchange is reasonably likely to facilitate a change in control transaction with certain acquirors.

     31. These amendments to the Company's bylaws and Rights Plan are designed to thwart Mentor's effort to facilitate shareholder acceptance of the Mentor offer by affording shareholders the opportunity to replace a majority of Quickturn's Board.

     32. The Mentor offer is a fully-financed, non-coercive, non-discriminatory, all cash, all shares offer for Quickturn stock. It does not constitute a threat to Quickturn or its shareholders. The Board's out-of-hand rejection of the Mentor offer, refusal to permit due diligence and refusal to commence good-faith negotiations with Mentor to achieve the highest available value for Quickturn's shareholders constitute a breach of their fiduciary duties.

     33. Moreover, since the Mentor offer constitutes no threat to Quickturn or its shareholders and Quickturn already has in place an arsenal of anti-takeover defenses that enable the Board to fulfill its obligations to respond appropriately to unsolicited offers, the adoption of the amendments to the Rights Plan and bylaws are unreasonable in relation to any threat posed by the Mentor offer.

     34. Moreover, the Individual Defendants' amendment of the Rights Plan, if effective, would preclude Quickturn's stockholders from utilizing their stockholder franchise to permit acceptance of an offer they believe to be in their best interests. This amendment serves no legitimate corporate interest, has no economic or legal justification, is unreasonable in response to the Mentor offer, constitutes an unlawful infringement on the managerial prerogatives of a board elected at a specially called shareholders' meeting, and, also, thereby constitutes an infringement on the free exercise of the shareholder franchise without compelling justification.

     35. The Individual Defendants have refused and continue to refuse to negotiate with Mentor in order to protect their own substantial salaries and perquisites, and to entrench themselves in their positions of authority and control with the Company. Instead of fulfilling their fiduciary duties to the public shareholders of Quickturn by immediately beginning negotiations with Mentor to maximize shareholder value, defendants have acted to protect their own interests.

     36. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Quickturn's assets and businesses, they have been and will be prevented from obtaining a fair and adequate price for their shares of Quickturn's common stock, and their right to free exercises of shareholder voting rights has been infringed without compelling justification.

     37. By reason of all of the foregoing, each defendant has breached his fiduciary duties owed by each of them to the Class.

     38. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to entrench themselves and deprive the Class of the opportunity to maximize the value of their Quickturn holdings either in a transaction with Mentor or some other bona fide offeror, all to the irreparable harm of the
                     ---- ----
Class.

     39.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A.   declaring this to be a proper class action;

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     B.   declaring that the August 21, 1998 amendments to the Quickturn bylaws and Rights Plan are ineffective and enjoining defendants from enforcing these amendments or taking any action pursuant to their provisions;

     C. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

          1)   cooperate fully with any person or entity, having a bona fide
                                                                   ---- ----
interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Mentor;

          2) undertake an appropriate evaluation of Quickturn's worth as a merger/acquisition candidate;

          3) take all appropriate steps to enhance Quickturn's value and attractiveness as a merger/acquisition candidate;

          4) take all appropriate steps to effectively expose Quickturn to the marketplace in an effort to create an active auction for Quickturn;

          5) act independently so that the interests of Quickturn's public stockholders will be protected; and

          6) adequately ensure that no conflicts of interest exist between the Individual Defendants' interest and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Quickturn's public stockholders;

     D. ordering the Individual Defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

     E. preliminarily and permanently enjoining defendants from proceeding with any action that will entrench the Individual Defendants to the detriment of maximizing the value to the Company's public shareholders;

     F. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and
     G. granting such other and further relief as may be just and proper in the premises.

                              ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.


                              By:  /s/ Norman M. Monhait
                                 _______________________________________
                                 Suite 1401, Mellon Bank Center
                                 P.O. Box 1070
                                 Wilmington, Delaware  19899
                                 (302) 656-4433
                                 Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, New York  10016
(212) 779-1414


August 27, 1998

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                            CERTIFICATE OF SERVICE
                            ----------------------

     I HEREBY CERTIFY that on this 27th day of August, 1998, two copies of the foregoing NOTICE OF FILING AMENDED CLASS ACTION COMPLAINT and AMENDED CLASS ACTION COMPLAINT were served, by hand, upon:

                    Kenneth J. Nachbar, Esquire
                    Morris Nichols Arsht & Tunnell
                    1201 N. Market Street
                    Wilmington, Delaware  19899




                                         /s/  Norman M. Monhait
                                        ________________________________________
                                        Norman M. Monhait

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